UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of MAY 2010

BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports  under cover of Form 20-F or Form 40-F:
Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                                                      No ☒

Attached hereto and incorporated by reference herein are:

1.	The Consolidated Financial Statements of Blue Square for the year ended December 31, 2009.

2.	Consent of Independent Registered Public Accounting Firm from Kesselman & Kesselman, certified public accountants (Isr.).

3.	Consent of an Expert dated May 16, 2010.

4.	Consent of an Expert dated May 16, 2010.

5.	Consent of an Expert dated May 16, 2010.

This Form 6-K is hereby incorporated by reference into Blue Square's Registration Statement on Form S-8 (Registration No. 333-149175).

Exhibits:

99.1	Consolidated Financial Statements of Blue Square for the year ended December 31, 2009.

99.2	Consent of Independent Registered Public Accounting Firm from Kesselman & Kesselman, certified public accountants (Isr.).

99.3	Consent of an Expert dated May 16, 2010.

99.4	Consent of an Expert dated May 16, 2010.

99.5	Consent of an Expert dated May 16, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Date: May 17, 2010	BLUE SQUARE – ISRAEL LTD.

	By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel &
Corporate Secretary